December 11, 2006

BY FACSIMILE AND

EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Obagi Medical Products, Inc. (the “Company”)
Registration Statement on Form S-1 (Registration Number 333-137272)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 pm Eastern Standard Time on December 13, 2006, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated December 1, 2006, through the date hereof: 3,700 copies to prospective underwriters, institutional investors, dealers and others.

We wish to further advise you that the participating underwriters have and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES INC.,
as Sole Book-Running Manager

By:	/s/ Andrew Goldberg
Name: Andrew Goldberg
Title: Vice President

cc:                                                                           Ms. Deborah Ruosch (Milbank, Tweed, Hadley & McCloy LLP)

Mr. Steven R. Carlson (Obagi Medical Products, Inc.)

Mr. Kevin T. Collins (Heller Ehrman LLP)